Ultimus Managers Trust
225 Pictoria Drive, Suite 450
Cincinnati, Ohio 45246

August 23, 2012	FILED VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Ultimus Managers Trust (the “Registrant”), on behalf of the following two series,
Cincinnati Asset Management Funds: Broad Market Strategic Income Fund and VFM Steadfast Fund
File Nos. 811-22680; 333-180308

Ladies and Gentlemen:

We are electronically filing via EDGAR the Registrant’s responses to comments relayed in a conference call on August 13, 2012 from Mr. Vincent J. DiStefano of the staff of the Securities and Exchange Commission (the “Commission”) in connection with the Registrant’s Post-Effective Amendment No. 1 to the Registration Statement on Form N-1A (the “Amendment”).  Set forth below are the comments provided by the Commission staff and the Registrant’s response to each.

This section of the letter applies to the comments provided by the Staff and the responses provided for the Cincinnati Asset Management Funds: Broad Market Strategic Income Fund (“CAM Fund”) series.

PROSPECTUS

Front Cover

COMMENT:	The term “broad market” in the CAM Fund’s name is not defined. This should be defined and consider whether an 80% test is required pursuant to Rule 35d-1 under the Investment Company Act of 1940.

RESPONSE:	To explain what is meant by “broad market”, the first sentence in the “Principal Investment Strategies” section has been deleted and replaced with the following:

“The Fund seeks to achieve its investment objective by investing primarily in a broad market of securities that the Adviser believes are undervalued.  The Adviser defines “broad market” as the span of credit qualities (i.e. AAA-rated to non-rated securities) and market capitalizations (i.e. large, mid and small capitalization securities) of the overall market that it will consider for purchase for the Fund.”

The Registrant does not believe the term “broad market” suggests investments in any particular investment or industry or any other category under Rule 35d-1 requiring an 80% test.

Fees and Expenses of Investing in the Fund (p.2)

COMMENT:	The prospectus states that the CAM Fund will invest in exchange-traded funds. Include a line item in the fee table relating to acquired fund fee and expenses, if necessary.

RESPONSE:	A line item has been added to the fee table for acquired fund fee and expenses.

COMMENT:	Please confirm that the contract referenced in footnote 2 to the fee table will be effective for at least 12 months after the effective date of the registration statement.

RESPONSE:	This contractual agreement will be effective for at least 12 months after the effective date of the registration statement.

Principal Investment Strategies (p. 3)

COMMENT:
In the second sentence of the second paragraph, the prospectus states: “When purchasing fixed income securities, the Fund will target an average credit quality of BBB . . .”  This statement implies that the CAM Fund’s fixed-income portfolio could hold a significant amount in below investment grade securities.  Will the CAM Fund invest a significant amount in below investment-grade securities?  If so, how much?  Add risk disclosure as appropriate.

RESPONSE:
We have added disclosure indicating that the CAM Fund may invest up to 35% of its net assets in below investment grade securities.  Risk disclosure is included regarding investments in high-yield or junk bonds.

COMMENT:	Will the CAM Fund invest in emerging markets? If so, add risk disclosure.

RESPONSE:	It is not anticipated that the CAM Fund will invest in emerging markets.

COMMENT:	Does the Adviser expect that the CAM Fund will have a high portfolio turnover rate? If so, add risk disclosure.

RESPONSE:	No. The CAM Fund’s annual portfolio turnover rate is not expected to exceed 100%.

Principal Risks (p. 3 ff.)

COMMENT:	In the section entitled, “Credit Risk,” (p. 4) add a statement that high-yield or junk bonds have an increased risk of default.

RESPONSE:	The following statement has been added: “Junk bonds or lower-rated securities have an increased risk of default.”

COMMENT:	In the paragraph entitled, “Foreign Securities Risk,” (p. 5) there is a reference to an Opportunity Fund.

RESPONSE:	This was a typographical error. The reference to the Opportunity Fund has been deleted in two places.

COMMENT:	Add risk disclosure relating to small capitalization companies and exchange-traded funds.

RESPONSE:	The following disclosures have been added to the Principal Risks section of the prospectus:

“Small and Mid-Capitalization Risk – Investments in small cap and mid cap companies often involve higher risks than large cap companies because these companies may lack the management experience, financial resources, product diversification and competitive strengths of larger companies.  In addition, in many instances, the securities of small cap companies are traded only over-the-counter or on a regional securities exchange, and the frequency and volume of their trading is substantially less than is typical of larger companies.  Therefore, the securities of small cap companies may be subject to greater price fluctuations.  Small cap and mid cap companies also may not be widely followed by investors, which can lower the demand for their stock.

Exchange Traded Funds (“ETFs”). ETFs typically hold a portfolio of securities designed to track the performance of a particular index.  Investments in ETFs are subject to the risk that the market price of an ETF’s shares may differ from its net asset value.  This difference in price may be due to the fact that the supply and demand in the market for ETF shares at any point in time is not always identical to the supply and demand in the market for the underlying basket of securities. Accordingly, there may be times when an ETF trades at a premium (creating the risk that the Fund pays more than NAV for an ETF when making a purchase) or discount (creating the risks that the Fund’s NAV is reduced for undervalued ETFs it holds, and that the Fund receives less than NAV when selling an ETF).  Investments in ETFs are also subject to the risk that the ETF may not be able to replicate exactly the performance of the indices it tracks because the total return generated by the securities will be reduced by transaction costs incurred in adjusting the actual balance of the securities.  In addition, the ETFs in which the Fund invests may incur expenses not incurred by their applicable indices. Certain securities comprising the indices tracked by the ETFs may, from time to time, temporarily be unavailable, which may further impede the ETFs’ ability to track their applicable indices or match their performance. To the extent that the Fund invests in ETFs, there will be some duplication of expenses because the Fund would bear its pro-rata portion of such ETF’s advisory fees and operational expenses.”

COMMENT:
Regarding the “Regional and Sector Risk,” (p. 6) does the CAM Fund plan to concentrate in a particular region or sector?  If so, this should be added to the Fund’s “Principal Investment Strategy” disclosure.

RESPONSE:	It is not anticipated that the CAM Fund will concentrate in a particular region or sector. Therefore this risk factor has been removed.

Management of the Fund (p. 6)

COMMENT:	In the section entitled, “Management of the Fund,” state the portfolio managers’ positions at the Adviser.

RESPONSE:	A disclosure that each portfolio manager is an officer and a Managing Director of the Adviser has been added.

Investment Objective, Investment Strategies and Related Risk (p. 7 ff.)

COMMENT:
The prospectus states:  “The Board of Trustees has reserved the right to change the investment objective of the Fund without shareholder approval.”  If the CAM Fund’s policy is to provide shareholders notice of any such change, disclose such policy.

RESPONSE:	The disclosure has been revised to indicate that shareholders will be provided with at least 60 days advance written notice of such a change.

COMMENT:	In the section entitled, “Credit Risk,” (p. 9) add a statement that high-yield or junk bonds have an increased risk of default.

RESPONSE:	The following statement has been added: “Junk bonds or lower-rated securities have an increased risk of default.”

Fund Management (p. 12)

COMMENT:	Include a statement that the Adviser has not previously managed a registered investment company.

RESPONSE:
The following statement has been added at the end of the first paragraph:  “Although the Adviser has experience advising individual and institutional separate accounts with strategies similar to that of the Fund, it has not previously managed a mutual fund.”

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This section of the letter applies to the comments provided by the Staff and the responses provided for the VFM Steadfast Fund (“VFM Fund”) series.

PROSPECTUS

Fees and Expenses of the Fund (p. 2)

COMMENT:	The prospectus states that the VFM Fund will invest in exchange-traded funds. Include a line item in the fee table relating to acquired fund fee and expenses, if necessary.

RESPONSE:	The Registrant has estimated acquired fund fees and expenses to be less than 1 basis point for its first fiscal period so we are not including a line item for acquired fund fees and expenses.

COMMENT:	The prospectus states that the VFM Fund is going to sell securities short. Disclose the Fund’s expenses relating to short selling in a subheading in the fee table.

RESPONSE:	The Registrant has amended the line item “Other Expenses” to include the following:

“Other Expenses (includes dividend expense borrowing costs and brokerage expense on securities sold short)”

COMMENT:	Please confirm that the contract referenced in footnote 2 to the fee table will be effective for at least 12 months after the effective date of the registration statement.

RESPONSE:	This contractual agreement will be effective for at least 12 months after the effective date of the registration statement.

Principal Investment Strategies (p. 3 ff.)

COMMENT:	Will the VFM Fund invest in emerging markets? If so, add risk disclosure.

RESPONSE:
The Registrant has updated the VFM Fund’s principal investment strategy to state that the Fund may invest in emerging markets.  In addition, the VFM Fund’s Foreign Investment Risk disclosure has been expanded to explain that all the risks of foreign investing are increased when investing in emerging markets.

COMMENT:	Does the Adviser expect that the VFM Fund will have a high portfolio turnover rate? If so, add risk disclosure.

RESPONSE:	The Adviser expects the VFM Fund to have a portfolio turnover rate in excess of 100%. The following disclosure has been added to the Principal Risks section:

“High Portfolio Turnover Risk. The Fund is expected to have a high portfolio turnover rate (i.e., greater than 100%).  A high portfolio turnover generally results in higher expenses, such as brokerage commissions and other transaction costs, that could lower performance of the Fund.  Turnover may also result in the realization of capital gains.  If the Fund realizes capital gains, the Fund must generally distribute those gains to shareholders, making it possible that the Fund may distribute sizable taxable gains to its shareholders, regardless of the Fund’s investment performance.”

COMMENT:
State what percentage of the VFM Fund’s portfolio will be short securities.  Disclose what types of shorts the Fund will hold; e.g., naked or short-against-the-box.  Disclose the asset segregation the Fund will have for shorts and options.

RESPONSE:	The following disclosure has been added to the Principal Investment Strategy discussion:

“As stated above, the Fund expects to make short sales of securities. A short sale is a transaction in which the Fund sells a security it does not own.  Typically, the Fund’s short stock positions will be offset with net long calls on the underlying stock, and the Adviser expects to offset the Fund’s short options with net long options or a long stock position of the underlying security.

When the Fund is selling securities short it must maintain a segregated account with the custodian of cash or securities equal to the current market value of the securities sold short, less any collateral deposited with the Fund’s broker in connection with the short sale (not including the proceeds from the short sales).  Until it replaces the borrowed securities, the Fund will maintain the segregated account daily at a level such that the amount deposited in the account plus the amount deposited with the broker (not including the proceeds from the short sale) will equal the current market value of the securities sold short and will not be less than the market value of the securities at the time they were sold short.

The Fund does not expect to engage materially in the “naked short” sales of securities.  A naked short sale occurs when you sell a security short without first borrowing the security or ensuring that the security can be borrowed.  The Fund will not enter into a short sale of securities if, as a result of the sale, the total market value of all securities sold short by the Fund would exceed 50% of the value of the Fund’s assets.”

COMMENT:	Explain how a direction neutral position becomes profitable.

RESPONSE:	The Registrant has deleted the second and third paragraphs from the “Principal Investment Strategies” section and added the following:

“The Fund’s strategy seeks to profit from the price movement, or volatility, of stocks. Therefore, the Fund typically selects stocks based on their past and current volatility, with the expectation that the price will continue to move in the future.  The Fund seeks to take advantage of the difference between a security’s actual volatility versus the volatility implied in the options for the underlying security through the Fund’s use of “direction-neutral” positions.  The Fund will seek to create direction-neutral positions by either purchasing a long position on a particular stock while at the same time purchasing a put option on that stock, or by shorting shares of a particular stock while at the same time purchasing a call option on that stock, such that the net position on the underlying stock is initially neither long nor short.  As the price of the underlying stock moves, the Fund’s position can experience a net gain if the stock gains value faster than the option position loses value, or vice versa.  For example, a position consisting of both a long position and put options on the same stock may gain value when the stock price increases if the underlying stock price rises faster than the options lose value.  Conversely, the same position may gain value when the stock price falls if the options gain value faster than the underlying stock price loses value.

Once a direction-neutral position has been established and becomes profitable, it may be adjusted from time to time by purchasing or shorting additional stock shares and/or option contracts in order to lock-in profits and re-establish a direction-neutral condition.  A position will typically be closed if the Adviser believes that there is little opportunity for future price movement, or if the Adviser believes a higher probability for price movement or greater potential value to the Fund can be found in other stocks.”

Additionally, the last sentence of Stock Market Risk has been revised as follows:

“When stock markets are stable for extended periods of time or stocks experience periods of flat prices, it may be difficult for the Fund to achieve its investment objective.”

COMMENT:
Describe what kind of investor this type of fund is suitable for.  The objective states that the VFM Fund seeks long-term capital appreciation, but it seems like the Fund has the potential for high tax and short term gain.

RESPONSE:	The Registrant has added the following disclosure to the Risk/Return Summary section of the prospectus:

“The Fund is designed for investors seeking exposure to the equity markets that do not wish to rely solely on long-only stock picking.  The Fund’s direction-neutral strategy is designed to provide long-term appreciation with less volatility than a long-only stock portfolio.  However, under volatile market conditions, the Fund expects to experience periods of relatively high realized short-term gains. Therefore, the Fund may not be suitable for investors who are seeking tax-efficient growth.”

Principal Risks (p. 3 ff.)

COMMENT:
Why is over-the-counter disclosure relevant in the “Small and Mid-Cap Company Risk” when the principal investment strategy section of the prospectus states that the VFM Fund will invest only in stocks and options actively traded on a public exchange?

RESPONSE:
Because the VFM Fund expects to invest only in exchange traded stocks and options, the Registrant has removed from the prospectus all references to the risk of small- and mid-cap securities that are traded over-the-counter.

COMMENT:
Are options available for small-capitalization issuers over-the-counter or exchange-traded?  Add risk disclosure to that effect.  Add more complete risk disclosure as to all of the risks associated with options.

RESPONSE:	The VFM Fund expects to invest only in exchange-traded options and stock positions and may include options on securities of large-, mid-, or small-cap companies.

The following additional risk disclosure on investments in derivatives has been added to the prospectus:

“Derivatives Risk.  Put and call options are referred to as “derivative” instruments since their values based on (“derived from”) the values of other securities. The use of derivative instruments requires special skills and knowledge of investment techniques that are different than those normally required for purchasing and selling stocks. If the Adviser uses a derivative instrument at the wrong time or incorrectly identifies market conditions, or if the derivative instrument does not perform as expected, these strategies may significantly reduce the Fund’s return. Derivative instruments may be difficult to value, may be illiquid and may be subject to wide swings in valuation caused by changes in the value of the underlying instrument. Further, derivative instruments involve additional risks that are different from direct investments in the underlying securities, including: imperfect correlation between the value of the derivative instrument and the underlying assets; risks of default by the other party to the derivative instrument; and risks that the transactions may result in losses of all or in excess of any gain in the portfolio positions.  Derivative instruments may create economic leverage in the Fund, which magnifies the Fund’s exposure to the underlying instrument. If the Fund sells a put option whose exercise is settled in cash, then the Fund cannot provide in advance for its potential settlement obligations by selling short the underlying securities, and the Fund will be responsible, during the option’s life, for any decreases in the value of the underlying security below the strike price of the put option. If the Fund sells a call option whose exercise is settled in cash, then the Fund cannot provide in advance for its potential settlement obligations by acquiring and holding the underlying securities, and the Fund will be responsible, during the option’s life, for any increases in the value of the underlying security above the strike price of the call option. In addition, the cost of investing in such instruments generally increases as interest rates increase, which will lower the Fund’s return.”

Additionally, the following additional disclosure has been added to the section entitled “Option Risk”:

“If a put or call option purchased by the Fund is not sold when it has remaining value, and if the market price of the underlying security, in the case of a put, remains equal to or greater than the exercise price or, in the case of a call, remains less than or equal to the exercise price, the Fund will lose its entire investment in the option.  There can be no assurance that a liquid market will exist when the Fund seeks to close out an option position.  Furthermore, if trading restrictions or suspensions are imposed on the options market, the Fund may be unable to close out a position.”

COMMENT:
In “Liquidity Risk,” an example is included relating to a fixed-income security.  Why include an example of liquidity relating to a fixed-income security since this is an equity fund?  The disclosure may be more relevant if it was related to an equity security.

RESPONSE:	The Registrant has revised the disclosure to read as follows:

“Liquidity Risk.  Liquidity risk is the risk that a particular investment cannot be sold at an advantageous time or price.  For example, if a company experiences a severe adverse event, the market demand for its stock or options may be limited, making the security difficult to sell.  Adverse conditions in a market generally could adversely affect the liquidity of all securities traded on that market.”

COMMENT:	In “Short Sales Risk,” the first sentence of the first paragraph states: “The Fund may sell securities short.” Consider changing the sentence to state: “The Fund expects to sell securities short.”

RESPONSE:	The Registrant has made the requested change.

COMMENT:
In the second paragraph of “Short Sales Risk,” the third sentence states that “the Fund may maintain high levels of cash or liquid assets . . . for collateral needs.”  Disclose the effect high levels of cash and cash equivalents will have on the portfolio.  Presumably the high levels of cash and cash equivalents would lower the return.

RESPONSE:	The “Short Sales Risk” disclosure has been amended to the following:

“Short Sales Risk.  The Fund expects to sell securities short.  Short sales involve the risk that the Fund may incur a loss by subsequently buying a security at a higher price than the price at which the security was sold short.  Theoretically, there is no limit on the amount of losses that the Fund could incur with respect to securities sold short.  In addition, any loss will be increased by the amount of compensation, dividends or interest that must be paid to the lender of the security.  The Fund may not be able to close out a short position at a particular time or at an acceptable price.  A lender may request that borrowed securities be returned on short notice, and the Fund may have to buy the securities sold short at an unfavorable price.

The Fund may incur increased transaction costs associated with selling securities short. When the Fund sells a stock short, it must maintain a segregated account with its custodian of cash or high-grade securities equal to the current market value of the stock sold short less any collateral deposited with the Fund’s broker (not including the proceeds from the short sales). As a result, the Fund may maintain high levels of cash or liquid assets (such as U.S. Treasury bills, money market accounts, repurchase agreements, certificates of deposit, high quality commercial paper and long equity positions) for collateral needs. High levels of cash or liquid assets are not expected to generate material interest income in an environment of low overall interest rates, which may have an adverse effect on the Fund’s performance, particularly in periods of low market volatility.”

Investment Risks (p. 7)

COMMENT:	Add more detail on the Fund’s buy/sell strategy. What is presented is not sufficient for the summary section or the Item 9 disclosure.

RESPONSE:	The investment strategy discussions have been amended as described above in the Respondent’s response to the Staff’s comment regarding how a direction neutral position becomes profitable.

COMMENT:
In the first sentence of paragraph 3, the prospectus states: “Once a direction-neutral position has been established and becomes profitable, [the position] will be adjusted from time to time . . .”  Profitability is not a foregone conclusion.  Disclose what happens if the position is not profitable?

RESPONSE:	The Registrant believes this comment is addressed by the changes made by the Registrant in response to the Staff’s previous comment.

Fund Management (p. 10)

COMMENT:	Include a statement that the Adviser has not previously managed a registered investment company.

RESPONSE:	The Registrant believes this comment is addressed by the last sentence in the section entitled “Investment Style and Management Risk”, which reads as follows:

“Although the Adviser has investment management experience, the Adviser has no experience as an investment adviser to a mutual fund prior to the Fund’s inception.”

STATEMENT OF ADDITIONAL INFORMATION

Master Limited Partnerships and Debt Securities (p. 4)

COMMENT:	Is the disclosure in the SAI relating to Master Limited Partnerships and Debt Securities appropriate for the Fund? The disclosure does not seem to fit the Fund’s objective and strategies.

RESPONSE:
The Registrant believes the disclosure in the SAI relating to MLPs and Debt Securities is appropriate.  The VFM Fund seeks long-term capital appreciation under a variety of market conditions.  In some instances, particularly in low-volatility market conditions, it may be beneficial to the VFM Fund to hold securities that generate yields that cannot be obtained with cash-equivalent holdings.  In such cases, the VFM Fund reserves the freedom to deploy limited amounts of capital in higher-yielding securities and instruments, such as MLPs and high-yield debt securities.

Consistent with the foregoing, the following section has been added to the prospectus section entitled “Investment Objective, Investment Strategies and Related Risks”.  In addition, as a result of this new text being added we have removed the section entitled “Money Market Instruments and Temporary Defensive Positions”.

“Additional Investments. While the Fund’s primary focus is investment in exchange-traded common stocks, both long and short, and stock options, it has flexibility to invest in other types of securities when the Adviser believes they offer more attractive opportunities or as a temporary defensive measure in response to adverse market, economic, political, or other conditions, or to meet liquidity, redemption, and short-term investing needs. The Fund may from time to time determine that market conditions, such as during periods of low-volatility, warrant investing in debt securities, U.S. government  securities, bank  certificates  of  deposit, bankers’ acceptances, commercial  paper,  repurchase  agreements,  money  market  instruments,  preferred stock, warrants and rights, other  types  of  equity securities (including stock of small-cap and large-cap companies and master limited partnerships), and to the extent permitted by applicable law and the Fund’s investment restrictions, shares of other investment companies, including exchange-traded funds (“ETFs”).  Under such circumstances, the Adviser may invest up to 100% of the Fund’s assets in these investments. To the extent that the Fund invests in money market funds or other investment companies, shareholders of the Fund would indirectly pay both the Fund’s expenses and the expenses relating to those other investment companies with respect to the Fund’s assets invested in such investment companies. To the extent the Fund is invested in short-term investments, it will not be pursuing and may not achieve its investment objective.  Under normal circumstances, however, the Fund will also hold money market, repurchase agreement instruments or similar type investments for funds awaiting investment, to accumulate cash for anticipated purchases of portfolio securities, to allow for shareholder redemptions or to provide for Fund operating expenses.”

Fundamental Restrictions – Concentration (p. 10)

COMMENT:
The SAI states that concentration restrictions are “not applicable to investments in obligations issued or guaranteed by the U.S. government . . . or state or municipal governments . . . .”  If an industrial development bond is related to a particular industry, that bond is classified as part of that particular industry for purposes of assessing concentration.

RESPONSE:	The Registrant has added the following disclosure to the concentration restriction:

“If the Fund invests in a revenue bond tied to a particular industry, the Fund will consider such investment to be issued by a member of the industry to which the revenue bond is tied.”

Portfolio Manager (p. 19)

COMMENT:	In the information relating to the Portfolio Manager, please replace the “na” currently appearing under “Number of Accounts Managed with Advisory Fee Based on Performance” with a zero.

RESPONSE:	The Registrant has made the requested change.

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We acknowledge that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in Registrant filings;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to such filings;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in such filings; and

•	the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your comments.  Please contact me at 513.587.3406 if you have any questions.

Very truly yours,

/s/ Wade Bridge

Wade Bridge
Assistant Secretary